July 7, 2025

VIA EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets
100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mark Brunhofer, Jason Niethamer,

  David Gessert and J. Nolan McWilliams

Re:	Bullish
Amendment No. 4 to Draft Registration Statement on Form F-1
Submitted June 18, 2025
CIK No. 0001872195

To the addressees set forth above:

On behalf of our client, Bullish (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated June 27, 2025, relating to the above referenced Amendment No. 4 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Concurrently herewith, the Company is submitting an Amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Draft Registration Statement), all page references herein correspond to the page of the Amended Draft Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Draft Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Morgan, Lewis & Bockius llp

101 Park Avenue New York, NY 10178-0060	+1.212.309.6000
United States	+1.212.309.6001

Securities and Exchange Commission

July 7, 2025

Amendment No. 4 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Digital Assets held - intangible assets, inventories and financial assets, page 166

1.	We acknowledge your response to prior comment 3. As a supplement to risk factor and other MD&A disclosure, please revise footnote (ii) to the table on page 166 that provides either the exact amounts of wrapped bitcoin and wrapped ether included in the table or a statement that provides a sense of the magnitude of wrapped tokens.

In response to the Staff’s comment, the Company has revised the disclosure on page 188.

Notes to the Consolidated Financial Statements

Note 12. Taxation (b) Reconciliation between tax expense and accounting loss at applicable tax rates, page F-46

2.	We acknowledge your response to prior comment 6. Please address the following:

●	Tell us the amount of your compensation accrual and the related tax impact at both December 31, 2023 and 2024.

In response to the Staff’s comment, compensation accruals are generally deductible in the year of accrual with certain exceptions that are specific to the relevant tax jurisdictions such as a) disallowed as a permanent book-tax adjustment (e.g., Singapore’s treatment of share-based payments), or (b) disallowed in year of accrual until payments are made or some conditions are met which results in a temporary difference (e.g., U.S. federal income tax treatment).

Item	FYE December 31, 2023	FYE December 31, 2024
Consolidated Financials – Accrued Compensation Expense (see F-76)	$91mn	$132mn
Permanent tax adjustments related to accrued compensation expense / (benefit)	$1mn pre-tax amount	$844k pre-tax amount
Temporary tax adjustments: related to accrued compensation / (benefit)	$5.5mn pre-tax amount	$11.5mn pre-tax amount

●	Tell us how the accrual for bonuses results in a tax expense in 2024 when bonus accruals typically are viewed as deductible temporary differences and are not expected to impact the rate reconciliation required by IAS 12.81(c).

In response to the Staff’s comment, deductible temporary differences, i.e. deferred tax assets (“DTA”) may impact the tax rate reconciliation in situations where the taxpayer is in a taxable loss position. Upon assessment of future forecast, if it is not probable that the taxpayer will be in a taxable income position, the DTA related to the temporary difference will not monetize into cash tax savings for the taxpayer. This results in DTAs not recognized for financial reporting purposes, and that impacts the rate reconciliation.

Securities and Exchange Commission

July 7, 2025

●	As you characterize the reconciling item as related to unrecognized temporary differences, clarify whether you did not take a tax deduction for book purposes for bonuses earned and accrued in 2024. If so, tell us why not and reference for us the authoritative literature you rely upon to support your accounting.

In response to the Staff’s comment, in mid-2024 certain of the Company’s U.S. subsidiaries were re-organized to form a U.S. federal income tax consolidated group. One subsidiary was in a taxable income position on a standalone filing basis in which DTAs were recognized in prior periods.

The 2024 U.S. federal income tax consolidated tax return filing group is in a tax loss position, and it is not probable that sufficient taxable income will be generated to utilize the losses. Therefore, under IAS 12.24, it is not probable that taxable profits will be available against which the DTAs can be utilized for the consolidated group. As a result DTAs (related to bonuses or otherwise) were not recognized for financial reporting purposes.

Please do not hesitate to contact the undersigned at +1.212.309.6843 or Erin E. Martin at +1.202.739.5729 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Howard A. Kenny

Howard A. Kenny

cc:	Nicholas Armstrong, General Counsel, Bullish

Joseph A. Hall, Davis Polk & Wardwell LLP

Daniel P. Gibbons, Davis Polk & Wardwell LLP